Exhibit 12.1

SCHEDULE OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,					Nine Months Ended September 30,
	2010	2011	2012	2013	2014	2015
	(in thousands)
Earnings:
(Loss) income before income taxes and cumulative effect of accounting change	$(20,804)	$53,969	$116,453	$(27,568)	$(10,168)	$(160,800)
Interest expense	72,307	86,192	93,200	93,890	87,236	74,315
Loss (income) on investment in equity investees in excess of distributed earnings	2,243	—	361	958	6,094	(877)
Amortization of capitalized interest	267	170	115	381	422	373
Loan cost amortization	—	523	2,906	2,928	6,122	3,381
Earnings	$54,013	$140,854	$213,035	$70,589	$89,706	$(83,608)
Fixed Charges:
Interest expense	$72,307	$86,192	$93,200	$93,890	$87,236	$74,315
Capitalized interest	593	883	2,249	1,131	2,103	(1,670)
Loan cost amortization	—	523	2,906	2,928	6,122	3,381
Fixed Charges	$72,900	$87,598	$98,355	$97,949	$95,461	$76,026

Ratio of Earnings to Fixed Charges	0.7	1.6	2.2	0.7	0.9	(1.1)
Insufficient Coverage	$18,887	$—	$—	$27,360	$5,755	$159,634